HELPORT AI LIMITED

Via EDGAR

Mr. Matthew Crispino

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Date: December 23, 2024

Re:	Helport AI Limited
Registration Statement on Form F-1 (File No. 333-284005)
Filed December 23, 2024

Dear Mr. Crispino:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Helport AI Limited hereby requests acceleration of effectiveness of the above referenced Registration Statement, so that it will become effective at 4:00 p.m. ET on December 26, 2024, or as soon as thereafter practicable.

Very truly yours,

/s/ Guanghai Li
Name:	Guanghai Li
Title:	Chief Executive Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC